LOGICOM INC.
#39516, 105-10151 No.3 Road
Richmond, B.C. V7A 4R6
778-891-5280

BY FAX AND EDGAR

January 13, 2005

Ms. Mary Beth Breslin
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Logicom Inc. - Form SB-2 Registration Statement - File No. 333-118719

Further to our letter to the US Securities and Exchange Commission (the "Commission") of January 12, 2005 requesting the Effective Date of the above-noted Form SB2-2 Registration Statement be accelerated and become effective at 9:30 a.m. (eastern time) on Tuesday, January 18, 2005 or as soon thereafter as possible, we acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LOGICOM INC.

/s/ "Jing Hong"
Jing Hong, President